SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

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                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           LIFSCHULTZ INDUSTRIES, INC.
                -------------------------------------------------
                            (Name of Subject Company)

                           LIFSCHULTZ INDUSTRIES, INC.
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                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                   531925 20 4
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                      (CUSIP Number of Class of Securities)

                               DAVID K. LIFSCHULTZ
                             CHIEF EXECUTIVE OFFICER
                           LIFSCHULTZ INDUSTRIES, INC.
                              641 WEST 59TH STREET
                               NEW YORK, NY 10019
                                 (212) 397-7788
               ---------------------------------------------------
                  Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    COPY TO:

                               HOWARD YOUNG, ESQ.
                     JONES, WALDO, HOLBROOK & McDONOUGH, PC
                             1500 WELLS FARGO PLAZA
                              170 SOUTH MAIN STREET
                           SALT LAKE CITY, UTAH 84101
                                 (801) 521-3200

                     [X] Check box if filing relates solely
                       to preliminary communications made
                       before the commencement of a tender
                                      offer

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ITEM 9.     EXHIBITS

Exhibit 1   Press Release issued by Lifschultz Industries, Inc. on May 16, 2001.


CONTACT:    DENNIS R. HUNTER
            PRESIDENT
            (801) 794-2600

            LIFSCHULTZ INDUSTRIES ANNOUNCES AGREEMENT TO BE ACQUIRED
                             BY DANAHER CORPORATION
 -----------------------------------------------------------------------------

         New York, NY, May 16, 2001 - Lifschultz Industries, Inc. (NASD:LIFF) announced today that it has entered into a definitive merger agreement with Danaher Corporation (NYSE:DHR) for Danaher Corporation's acquisition all of Lifschultz Industries, Inc.'s outstanding shares at a cash price of $22.80 per share. The transaction has a total value of approximately $33 million including assumption of debt.

         Lifschultz Industries, Inc., headquartered in New York, NY, through its only operating subsidiary, Hart Scientific, Inc. ("Hart"), designs, manufactures, and markets scientific and industrial temperature measurement calibration equipment and calorimetry instrumentation. Hart had FY2000 revenues of approximately $19 million. Danaher expects the acquisition to be neutral to 2001 earnings.

         Under the merger agreement, Danaher will commence a tender offer for Lifschultz's outstanding shares, which will be subject to certain conditions, including at least a majority of Lifschultz's outstanding shares, on a fully diluted basis, being tendered without withdrawal prior to the expiration of the offer, and clearance of the transaction under applicable governmental agencies' regulations being obtained. Shareholders who own or have voting and investment control over more than 40 percent of Lifschultz's outstanding shares have executed agreements with Danaher to tender their shares.

         Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components (www.danaher.com).

         All stockholders should read the tender offer statement concerning the tender offer that will be filed by Danaher, and the solicitation/ recommendation statement that will be filed by Lifschultz, with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements in due course, as well as other filings containing information about Danaher and Lifschultz, without charge, at the SEC's internet site (www.sec.gov). Copies of the tender offer and the solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Lifshultz's Corporate Secretary.

         Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the companies' respective SEC filings.